

Mail Stop 3561

June 7, 2016

Frank H. Boykin
Chief Financial Officer and Vice President-Finance
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30701

      Re: **Mohawk Industries, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed February 29, 2016
            File No. 001-13697

Dear Mr. Boykin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 20

1. We note you changed your calculation of working capital such that it now appears to exclude the current portion of long-term debt. Please tell us the reasons for excluding the current portion of long-term debt in your calculation of working capital. Please also tell us your consideration for providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K related to the use of this measure, or explain to us how your calculation of working capital is consistent with the definitions of working capital and current liabilities in the ASC Master Glossary.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2015, as Compared with Year Ended December 31, 2014, page 24

2. We note from the remarks made by management during the fourth quarter 2015 earnings call that the carpet industry is experiencing decreasing average prices and a lower growth rate. While you broadly discuss changes in pricing and volume for each segment, if material to any of your segments, please separately discuss the impact of changes in price and volume for your carpet business on your results, particularly on your sales and gross profit, as well as known material trends related to this business. Refer to Item 303(A)(3)(ii) and (3)(iii) of Regulation S-K.

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(9) Long-Term Debt, page 56

3. We note that your 2015 Senior Credit Facility restricts "dividends and other similar restricted payment." Please tell us how you considered the applicability of the disclosure requirements of Rule 4-08(e) of Regulation S-X and Schedule I as described in Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products